UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Entry into Investment and Cooperation Agreement

As approved by the Registrant’s Audit Committee and Board of Directors, on June 23, 2021, the Registrant entered into an investment and cooperation agreement (the “Agreement”), through its subsidiary Farmmi (Hangzhou) Enterprise Management Co., Ltd., with Sigma Holding (Hangzhou) Co., Ltd. (“Sigma”), and Hangzhou Xuyue Interactive Culture and Media Co., Ltd. (“Hangzhou Xuyue”).

Pursuant to the Agreement, the parties will establish a community group purchasing distribution network company. The Company is obligated to invest RMB 5 million, accounting for 25% of the total registered capital of the new company. Sigma is obligated to invest RMB 12 million, accounting for 60% of the total registered capital of the new company. Hangzhou Xuyue is obligated to invest RMB 3 million, accounting for 15% of the total registered capital of the new company.

Sigma is the controlling shareholder of Shanghai Eliansy Industry Group Corporation Limited, a public company in China. Sigma’s 95% shareholder is Aihong Wang, a sister of Zhengyu Wang who is a director of the Company, and a sister-in-law of Yefang Zhang who is the CEO and Chairwoman of the Company. Sigma’s 5% shareholder is Yiren Tang, who is the controlling shareholder of Hangzhou Dawo Software Ltd. Co., a 3.8472% shareholder of the Company’s subsidiary Zhejiang Forest Food Co., Ltd. Hangzhou Xuyue is an unrelated third party.

A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summaries of the terms of the Agreement is qualified in its entirety by the Agreement.

On June 23, 2021, the Company issued a press release announcing the entry of the Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Changes in Registrant's Certifying Accountant

As previously disclosed, on June 4, 2021, the Registrant’s Audit Committee and Board of Directors approved the appointment of YCM CPA Inc. for the fiscal year ending September 30, 2021 and the dismissal of Friedman LLP, both effective upon the completion of Friedman LLP’s review of the Registrant’s interim consolidated financial results as of and for the six months ended March 31, 2021 to be included in the filing of the related Form 6-K.

On June 16, 2021, Friedman LLP informed the Registrant that due to schedule conflicts, it would not be available to review the Registrant’s interim consolidated financial results as of and for the six months ended March 31, 2021. Accordingly, on June 22, 2021, the Registrant’s Audit Committee and Board of Directors approved the appointment of YCM CPA Inc. to review the Registrant’s interim consolidated financial results as of and for the six months ended March 31, 2021.

The Registrant has requested that Friedman LLP furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Friedman LLP’s letter, is furnished as Exhibit 99.2 to this Form 6-K.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

10.1	Investment and Cooperation Agreement, dated June 23, 2021
99.1	Press Release, dated June 23, 2021
99.2	Letter from Friedman LLP dated June 23, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: June 23, 2021